Exhibit 23.2


             Consent of Independent Registered Public Accounting Firm


The Board of Directors
Cascade Financial Corporation:


We consent to the incorporation by reference in the registration statement filed with the Securities and Exchange Commission on July 10, 1995 on Form S-8 of Cascade Financial Corporation of our report dated June 27, 2003, with respect to the statement of net assets available for benefits of the Cascade Financial Corp. 401(k) Salary Deferral and Profit Sharing Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2003 annual report on Form 11-K of Cascade Financial Corp. 401(k) Salary Deferral and Profit Sharing Plan.


/s/ KPMG, LLP

Seattle, Washington
June 25, 2004